UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Hostess Brands, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

382866101
(CUSIP Number)

C. Dean Metropoulos
Chairman and Chief Executive Officer of Metropoulos & Co.
200 Greenwich Avenue
Greenwich, Connecticut 06830
Fax: (203) 629-6660

With a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention: John C. Kennedy
Fax: (212) 757-3990
Email: jkennedy@paulweiss.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 382866101	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. Dean Metropoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,010,623(1)
	8	SHARED VOTING POWER 4,830,582(2)
	9	SOLE DISPOSITIVE POWER 1,010,623(1)
	10	SHARED DISPOSITIVE POWER 4,830,582(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,841,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(3)
14	TYPE OF REPORTING PERSON IN

1
Represents the 1,010,623 shares of Class A Common Stock (as defined in the Statement) of the Issuer owned directly by Mr. Metropoulos in his individual capacity, which includes (i) 1,000,000 shares of Class A Common Stock that would result from the exercise of 2,000,000 warrants of the Issuer entitling the holder thereof to purchase one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share (the “Warrants”) held by Mr. Metropoulos and (ii) 10,623 shares of Class A Common Stock represented by 10,623 restricted stock units of the Issuer entitling the holder thereof to the right to receive shares of Class A Common Stock on a one-for-one basis.

2
Represents 4,830,582 Units (as defined herein) that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement (as defined in the Statement), that may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest, LLC and each of its series.  Mr. Metropoulos also has an indirect pecuniary interest in 988,906 of such Units.

3
All ownership percentages set forth in this Schedule 13D are calculated using a denominator of 131,504,584, the sum of (i) 124,409,339 shares of Class A Common Stock outstanding as of August 5, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2020, (ii) 1,000,000 shares of Class A Common Stock that the Reporting Persons (as defined in the Statement) would receive in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants are exercised and (iii) 4,830,582 shares of Class A Common Stock that would result in the event all shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and an equivalent number of Class B Units in Hostess Holdings L.P. (the “Class B Units” and, together with the Class B Common Stock, the “Units”) beneficially owned by the Reporting Persons were exchanged for shares of Class A Common Stock at the current exchange rate of one share of Class A Common Stock per one Unit.

CUSIP No. 382866101	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hostess CDM Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,830,582(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,830,582(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,830,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

4
Represents 4,830,582 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by Hostess CDM Co-Invest, LLC and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest, LLC. Mr. Metropoulos also has an indirect pecuniary interest in 988,906 of such Units.

CUSIP No. 382866101	SCHEDULE 13D	Page 4 of 7

Item 1.          Security and Issuer.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2016, as amended by Amendment No. 1, dated April 24, 2017, Amendment No. 2, dated May 20, 2019, Amendment No. 3, dated August 15, 2019, Amendment No. 4, dated September 13, 2019, Amendment No. 5, dated December 16, 2019, Amendment No. 6, dated January 28, 2020, Amendment No. 7, dated June 8, 2020, and Amendment No. 8, dated September 14, 2020 (the “Statement”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

As of October 16, 2020, as reflected in this Amendment, the Reporting Persons beneficially owned 5,841,205 shares of Class A Common Stock (the “Subject Shares”), representing approximately 4.5% of the issued and outstanding Class A Common Stock.

This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of 5% or more of the Class A Common Stock. Accordingly, this Amendment is the final amendment to the Statement and is an exit filing for the Reporting Persons.

Item 2.          Identity and Background.

No material change.

Item 3.          Source or Amount of Funds or Other Consideration.

No material change.

Item 4.          Purpose of Transaction.

No material change.

CUSIP No. 382866101	SCHEDULE 13D	Page 5 of 7

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

All ownership percentages set forth in this Schedule 13D are calculated using a denominator of 131,504,584, the sum of (i) 124,409,339 shares of Class A Common Stock outstanding as of August 5, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2020, (ii) 1,000,000 shares of Class A Common Stock that the Reporting Persons (as defined in the Statement) would receive in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants are exercised and (iii) 4,830,582 shares of Class A Common Stock that would result in the event all shares of the Issuer’s Class B Common Stock, par value $0.0001 per share and an equivalent number of Class B Units in Hostess Holdings L.P. beneficially owned by the Reporting Persons were exchanged for shares of Class A Common Stock at the current exchange rate of one share of Class A Common Stock per one Unit.

Hostess CDM Co-Invest

Hostess CDM Co-Invest directly holds 4,830,582 Units that it may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in that certain Exchange Agreement, dated November 4, 2016, among the Issuer, Hostess Holdings L.P., Mr. Metropoulos, Hostess CDM Co-Invest and CDM Class C (the “Exchange Agreement”) or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, Hostess CDM Co-Invest is the beneficial owner of 4,830,582 shares of Class A Common Stock underlying such Units, representing approximately 3.7% of the issued and outstanding shares of Class A Common Stock, and shares the power to vote and dispose of such Class A Common Shares with its managing member, Mr. Metropoulos.

Mr. Metropoulos

Mr. Metropoulos does not directly hold any shares of Class A Common Stock.

Mr. Metropoulos directly holds 2,000,000 Warrants entitling him to purchase one-half of one share of Class A Common Stock per warrant at $5.75 per half share. Pursuant to Rule 13d-3 under the Act, Mr. Metropoulos is the beneficial owner of 1,000,000 shares of Class A Common Stock underlying such Warrants and has the sole power to vote and dispose of such Class A Common Shares.

Mr. Metropoulos also directly holds 10,623 restricted stock units of the Issuer entitling the holder thereof to the right to receive shares of Class A Common Stock on a one-for-one basis. Collectively, Mr. Metropoulos is the direct beneficial owner of 1,010,623 shares of Class A Common Stock, representing approximately 0.8% of the issued and outstanding shares of Class A Common Stock.

CUSIP No. 382866101	SCHEDULE 13D	Page 6 of 7

Mr. Metropoulos, as the managing member of Hostess CDM Co-Invest has the ability to direct the management and the business of Hostess CDM Co-Invest, including the power to vote and dispose of securities held by Hostess CDM Co-Invest. Mr. Metropoulos may, therefore, be deemed to beneficially own 4,830,582 shares of Class A Common Stock, representing approximately 3.7% of the issued and outstanding shares of Class A Common Stock, directly held by Hostess CDM Co-Invest.

In the aggregate, Mr. Metropoulos is the beneficial owner of 5,841,205 shares of Class A Common Stock, representing approximately 4.5% of the issued and outstanding shares of Class A Common Stock.

(c)

On October 12, 2020, Hostess CDM Co-Invest sold 34,749 shares of Class A Common Stock pursuant to the 10b5-1 Plan, at a weighted average price per share of $13.00. The shares were sold in multiple transactions at prices ranging from $13.00 to $13.02, inclusive. Hostess CDM Co-Invest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On October 14, 2020, Hostess CDM Co-Invest sold 142,412 shares of Class A Common Stock pursuant to the 10b5-1 Plan, at a weighted average price per share of $13.03. The shares were sold in multiple transactions at prices ranging from $13.00 to $13.11, inclusive. Hostess CDM Co-Invest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On October 15, 2020, Hostess CDM Co-Invest sold 349,743 shares of Class A Common Stock pursuant to the 10b5-1 Plan, at a weighted average price per share of $13.24. The shares were sold in multiple transactions at prices ranging from $13.00 to $13.35, inclusive. Hostess CDM Co-Invest undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

Following the sales of the Class A Common Stock by Hostess CDM Co-Invest described in this Item 5, Hostess CDM Co-Invest is the record holder of an aggregate of 4,830,582 shares of Class A Common Stock, which represents approximately 4.5% of the Issuer’s outstanding Class A Common Stock.

Other than these sales and the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)

The Reporting Persons ceased to be beneficial owners of 5% or more of Class A Common Stock on October 14, 2020.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 382866101	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2020

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of October 19, 2020
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary